UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    42235W108
                                 (CUSIP Number)

                            RICHARD S. BORISOFF, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   MAY 9, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].





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                                                                    2


CUSIP No.   42235W108


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jupiter Partners L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)

      (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE


                                     7     SOLE VOTING POWER
              NUMBER OF                      3,233,171
               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-
              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         3,233,171
              REPORTING              10    SHARED DISPOSITIVE POWER
               PERSON                        -0-
                WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,233,171

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.2%

14    TYPE OF REPORTING PERSON
      PN






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                     AMENDMENT NO. 4 TO SCHEDULE 13D


            This Amendment No. 4 further amends the statement on Schedule 13D originally filed by Jupiter Partners L.P. ("JUPITER") and Thomas R. Haack on November 17, 1994 (as amended by Amendments 1, 2 and 3, the "SCHEDULE 13D"), with respect to the Common Stock, par value $.001 per share, of Heartland Wireless Communications, Inc. The Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the Common Stock, par value $.001 per share ("COMMON STOCK") of Heartland Wireless Communications, Inc., a Delaware corporation (the "ISSUER"). The address of the Issuer's principal executive office is 200 Chisholm Place, Suite 200, Plano, Texas 75075.

            On November 7, 1994, Jupiter, Thomas R. Haack and the Issuer entered into a Note Purchase Agreement (the "ORIGINAL PURCHASE AGREEMENT") pursuant to which Jupiter was to purchase from the Issuer notes having a principal amount at maturity of $62,118,777 at a purchase price of $40,000,000. On November 28, 1994, the Original Purchase Agreement was terminated and on November 30, 1994, Jupiter and Mr. Haack entered into a new Note Purchase Agreement with the Issuer (the "NEW PURCHASE AGREEMENT") pursuant to which Jupiter purchased from the Issuer 9% Convertible Subordinated Discount Notes due 2004 (the "NEW NOTES") having a principal amount at maturity of $62,118,777 at a purchase price of $40,000,000. The New Notes are convertible at any time into shares of Common Stock as described in Item 5 below.


ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed by Jupiter Partners L.P., a Delaware limited partnership, whose principal business address and office are at 30 Rockefeller Plaza, Suite 4525, New York, New York 10112. The principal business of Jupiter is acting as a private investment firm to invest in management buyouts, late-stage venture capital opportunities and industry consolidations.

            The general partner of Jupiter is Ganymede L.P., a Delaware limited partnership whose principal business address and office are the same as that of Jupiter. The principal business of Ganymede L.P. is to serve as general partner of Jupiter.

            The general partner of Ganymede L.P. is Europa L.P., a Delaware limited partnership whose principal business address and office are the same as that of






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                                                                    4




Jupiter. The principal business of Europa L.P. is to serve as general partner of Ganymede L.P.

            The general partners of Europa L.P. are John A. Sprague and Terry J. Blumer (each a "PRINCIPAL"), each of whose business address is the same as that of Jupiter. The principal occupation of each Principal is acting as the general partner of Europa L.P. Each Principal is a U.S. citizen. To Jupiter's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to each of Jupiter, Ganymede L.P., Europa L.P. and each of the Principals.

            Jupiter and Mr. Haack originally filed a joint statement on Schedule 13D because they both purchased New Notes under the New Purchase Agreement. However, since their purchase of New Notes, Jupiter and Mr. Haack have not acted as a group or discussed acting together, nor have they communicated regularly with each other about their respective investments in the Issuer. In addition, they do not intend to communicate in the future about such investments or to act together with respect to such investments. Consequently, Jupiter expressly disclaims the existence of a group between itself and Mr. Haack and is filing this amendment only on behalf of itself.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total purchase price for the New Notes is $40,000,000.

            The source of Jupiter's funds to purchase the New Notes was obtained through capital contributions from Jupiter's limited partners and from Ganymede L.P., the general partner of Jupiter. Ganymede L.P. obtained its funds through capital contributions from its limited partners and from Europa L.P., the general partner of Ganymede L.P. In turn, Europa L.P. obtained its funds through capital contributions from its limited partners and from its general partners, Messrs. Sprague and Blumer. Messrs. Sprague and Blumer used personal funds for their capital contributions to Europa L.P.


ITEM 4.     PURPOSE OF TRANSACTION.

            Jupiter acquired the New Notes for investment purposes. Jupiter has no present intention (i) to make additional purchases of New Notes, (ii) to dispose of the New Notes, (iii) to purchase or sell other securities of the Issuer, or (iv) to convert any New Notes into shares of Common Stock. However, Jupiter may in the future in its sole discretion acquire, dispose of or convert any New Notes or make additional purchases or sales of Common Stock either in the open market of in privately negotiated transactions. Under the terms of the New Purchase Agreement and the related Stockholders Agreement (more specifically described under Item 6), certain principal stockholders of the Issuer have agreed to vote their shares of






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                                                                    5




Common Stock in favor of the nominee of Jupiter for election to the Board of Directors of the Issuer.

            Other than the change of capitalization resulting from the issuance of the New Notes, the capital conversion of the New Notes into shares of Common Stock as described in the first paragraph of this Item, and the limitations on capitalization and dividend activities imposed by the New Purchase Agreement and described under Item 6, Jupiter has no plans which may result in a material change in the present capitalization or dividend policy of the Issuer.

            Other than as described in the foregoing, Jupiter has no present plans or proposals which relate to or would result in the events described in
Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) On May 9, 1997, Jupiter was the beneficial owner of 3,233,171 shares of Common Stock, or approximately 14.2% of the shares of Common Stock which would be outstanding after giving effect to the conversion of the New Notes on such date, based on the number of shares of Common Stock outstanding as of March 25, 1997, according the Issuer's Form 10-K for the year ended December 31, 1996.

            Under the terms of the New Notes, each New Note is convertible into a number of shares of Common Stock computed by dividing (i) the value of the New Notes (after taking into account accretions of original issued discount ("OID")) by (ii) the Conversion Price then in effect.

            On May 9, 1997, the Conversion Price was $15.34 and the aggregate value of the New Notes was $49,596,849. Therefore, on such date the New Notes were convertible into approximately 3,233,171 shares of Common Stock. The increase in the number of shares of Common Stock beneficially owned by Jupiter since Jupiter's last filing on Schedule 13D is attributable entirely to the accretion of OID on the New Notes since Jupiter's last filing on Schedule 13D.

            (b) Jupiter has sole power to vote and dispose of all of the shares of Common Stock reported in Item 5(a) as beneficially owned by it. Jupiter does not share the power to vote or dispose of the shares of Common Stock which it beneficially owns.

            (c) Jupiter effected no transactions in shares of Common Stock during the past 60 days (other than the accretion of OID on the New Notes). In addition, to the best knowledge of Jupiter, none of the persons named in response to Item 2 has effected transactions in shares of Common Stock.







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                                                                    6




            (d) No person other than Jupiter has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jupiter.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            NEW PURCHASE AGREEMENT

            The New Notes were purchased pursuant to the terms of the New Purchase Agreement, a copy of which was filed as an Exhibit to Amendment No. 1 to the Schedule 13D, and is incorporated herein by reference.

            Under the New Purchase Agreement, Jupiter and Mr. Haack have certain rights with respect to the Board of Directors of the Issuer, including the right to designate one non-voting representative to attend all meetings of the Board of Directors, and committees thereof, of the Issuer and the right to cause such Board to hold at least four meetings per year. The right to a non-voting representative is in addition to the director which Jupiter has the right to designate pursuant to the Stockholders Agreement described below.

            The New Purchase Agreement also contains certain covenants by the Issuer which limit the ability of the Issuer, without the consent of the noteholders, to among other things, (i) liquidate, reorganize, reclassify or merge with another corporation, or to sell all of substantially all of its assets; (ii) substantially change its business; (iii) engage in certain transactions in the stock of its subsidiaries; (iv) declare or pay dividends on capital stock; (v) engage in certain transactions with or pay certain compensation to certain significant stockholders of the Issuer; or (vi) amend or modify its certificate of incorporation or by-laws. In addition, the Issuer covenants not to engage in significant acquisitions without the consent of Jupiter.

            On March 16, 1995, the Issuer and Jupiter entered into a First Amendment to the New Purchase Agreement, which amended certain provisions relating to the Issuer's reporting obligations and relating to permitted acquisitions and permitted indebtedness. A copy of such First Amendment was filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D and is incorporated herein by reference.

            On October 3, 1995, the Issuer and Jupiter entered into a Second Amendment to the New Purchase Agreement, which amended certain provisions relating to change of control and acquisitions and divestitures, and providing that Jupiter's nominee to the Board of Directors of the Issuer serve as a member of the Compensation Committee. A copy of such Second Amendment was filed as Exhibit






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4.11 to the Issuer's Registration Statement on Form S-4 (File No. 33-91930) and
is incorporated herein by reference.

            REGISTRATION RIGHTS AGREEMENT

            In connection with the New Purchase Agreement, Jupiter and the Issuer entered into a Registration Rights Agreement covering the shares of Common Stock issued or issuable as a result of the conversation of the New Notes ("CONVERSION SHARES"). A copy of the Registration Rights Agreement was filed as an Exhibit to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference. The Registration Rights Agreement was amended in July 1995. A copy of such amendment is filed herewith as Exhibit 1 and is incorporated herein by reference. The Registration Rights Agreement, as amended, provides, subject to certain limitations, that for as long as Conversion Shares are outstanding which cannot be sold or transferred except pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended, (i) the holders of 50% or more of the Conversion Shares (assuming conversion of all the New Notes) may require the Issuer on three occasions to register at the Issuer's expense Conversion Shares having an aggregate gross offering price of at least $25 million by filing a registration statement on Form S-1 or S-2, and (ii) at such time as the Issuer qualifies to use Form S-3, any holder of 25% or more of the Conversion Shares that would have been issuable on the consummation of the sale of New Notes may require the Issuer on an unlimited number of occasions to register at the Issuer's expense Conversion Shares having an aggregate gross offering price of at least $5 million by filing a registration statement on Form S-3. In addition, any holder of such Conversion Shares will have the right to request that the Issuer include Conversion Shares in any registration statement to be filed by the Issuer relating to the registration of Common Stock under the Securities Act, and upon such request, and subject to certain limitations, the Issuer will include such shares in such registration statement.

            STOCKHOLDERS AGREEMENT

            In connection with the New Purchase Agreement, the Issuer and its principal stockholders entered into a Stockholders Agreement in favor of Jupiter. A copy of the Stockholders Agreement was filed as an Exhibit to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference. Such agreement provides, among other things, that the principal stockholders will vote their shares (i) in favor of a designee of Jupiter for election to the Board of Directors of the Issuer, and (ii) in favor of a Board of Directors consisting of at least three and not more than seven members.

            Under the terms of the Stockholders Agreement, the principal stockholders agreed that, in the event of any proposed sale or series of sales of Common Stock by any such stockholder to a non-affiliate for an aggregate consideration, since the consummation of the sale of the New Notes, of more than






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$15 million or in excess of 5% of the outstanding Common Stock at such time, such stockholder will not effect such sale unless Jupiter is permitted to participate in such sale on a pro rata basis with such stockholder.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Note Purchase Agreement, dated November 30, 1994, among the
Issuer, Jupiter and Thomas R. Haack.  (Filed as Exhibit 1 to Amendment 1 to the
Schedule 13D).

            Registration Rights Agreement, dated November 30, 1994, among the Issuer, Jupiter and Thomas R. Haack. (Filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D).

            Stockholders Agreement, dated November 30, 1994, among the Issuer, its principal stockholders and Jupiter. (Filed as Exhibit 3 to Amendment No. 1 to the Schedule 13D).

            First Amendment, dated as of March 14, 1995, to Note Purchase Agreement. (Filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D).

            Second Amendment, dated October 3, 1995, to Note Purchase Agreement. (Incorporated by reference to Exhibit 4.11 to the Issuer's Registration Statement on Form S-4, File No. 33-91930).

            First Amendment, dated as of July, 1995, to the Registration Rights Agreement dated as of November 30, 1994, among the Issuer, Jupiter and Thomas R. Haack. (Filed as Exhibit 1 hereto).









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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  May 9, 1997


                              JUPITER PARTNERS L.P.
                                    By:  GANYMEDE L.P., General Partner
                                    By:  EUROPA L.P., General Partner



                                          By: /s/ Terry J. Blumer
                                             ------------------------------
                                             Terry J. Blumer,
                                             General Partner







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                                                                    10




                              EXHIBIT INDEX



                                                                     Exhibit No.

First Amendment, dated as of July, 1995, to the Registration              1
Rights Agreement dated as of November 30, 1994, among the Issuer, Jupiter and Thomas R. Haack.











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                                                               EXHIBIT 1



             FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT


            FIRST AMENDMENT dated as of July __ , 1995 (this "Amendment") to the REGISTRATION RIGHTS AGREEMENT dated as of November 30, 1994 among HEARTLAND WIRELESS COMMUNICATIONS, INC. (the "Company") and the holders from time to time of the Notes and/or Conversion Shares referred to therein (the "Purchasers") (the "Registration Rights Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

            WHEREAS, the Company and the Purchasers desire to amend certain provisions of the Registration Rights Agreement;

             NOW, THEREFORE, in consideration of the terms and conditions contained in this Amendment and the Registration Rights Agreement and of the purchase of the Notes by the Purchasers, the parties hereto hereby agree as follows:

            1. REGISTRATION ON REQUEST. The first "PROVIDED, HOWEVER" clause of
Section 2 (on page 3) of the Registration Rights Agreement (Registration on Request), is hereby amended to provide in full as follows (the only changes being the insertion of the underlined language indicated below, which underlining is for convenience only and does not constitute a part of the amendment):

      "PROVIDED, HOWEVER, that the Company shall not be obligated to use its best efforts to file and cause to become effective (i) more than three registration statements initiated pursuant to this Section 2, or (ii) any registration statement (whether initiated pursuant to Section 2 or 4 hereof) during any period in which any other registration statement (other than on Form S-4 or S-8 or any successor forms thereto) pursuant to which shares of Common Stock are to be or were sold FOR THE ACCOUNT OF THE COMPANY has been filed BY THE COMPANY AT ITS OWN INSTANCE (AND NOT AT THE INSTANCE OF THE HOLDERS OF ANY REGISTRATION RIGHTS) and not withdrawn, or ANY SUCH OTHER REGISTRATION STATEMENT has been declared effective within the prior 90 days;"

            2. PIGGYBACK REGISTRATIONS. The first part of paragraph (a) of
Section 3 (on page 6, preceding the first proviso in such Section) of the Registration Rights Agreement (Piggyback Registrations), is hereby amended to provide in full as follows (the only changes being the insertion of the underlined language indicated below, which underlining is for convenience only and does not constitute a part of the amendment):

      "(a) If, at any time, the Company proposes to register any of the Company's securities under the Securities Act, whether or not for sale for its own account, on a form and in a manner which would permit registration of Registrable






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      Securities for sale to the public under the Securities Act, the Company will, each such time, give prompt written notice to all holders of Registrable Securities of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration, and upon the written request of any such holder delivered to the Company within ten (10) days after the giving of any such notice (OR AT ANY TIME AFTER THE GIVING OF ANY SUCH NOTICE, IN THE CASE OF (X) A "SHELF" REGISTRATION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OR EQUIVALENT RULE THEN IN EFFECT OR (Y) ANY REGISTRATION REQUIRED BY THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT DATED AS OF JULY , 1995 BETWEEN THE COMPANY AND RURALVISION JOINT VENTURE, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, PROVIDED THAT SUCH REQUEST IS MADE AT LEAST 30 DAYS PRIOR TO THE EXPIRATION OF ANY SUCH REGISTRATION REFERRED TO IN EITHER CLAUSE (X) OR (Y) ABOVE) (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company will use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the holders of Registrable Securities, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered,"

            3. FULL FORCE AND EFFECT OF THE TRANSACTION DOCUMENTS. Except as specifically amended hereby, all of the terms and conditions of the Registration Rights Agreement and the other Transaction Documents shall be and remain in full force and effect as executed.

            IN WITNESS WHEREOF, this First Amendment to Registration Rights Agreement has been duly executed as of the day and year first above written.


COMPANY:                             PURCHASERS:
--------                             -----------
HEARTLAND WIRELESS                   JUPITER PARTNERS L.P.
  COMMUNICATIONS, INC.                 By:  Ganymede L.P.,
                                            General Partner
                                            By:  Europa L.P.
                                                   General Partner

By: /S/ JOHN R. BAILEY               By: /S/ TERRY BLUMER
    ---------------------------         ------------------------------
      John R. Bailey,                           a General Partner
      Senior Vice President
      and Chief Financial Officer

By: /S/ THOMAS R. HAACK
    ---------------------------
     Thomas R. Haack